Bayes Capital Markets, LLC
Statement of Operations
December 31, 2015

Revenues	
Platform User Fees	$ 5,000
Commissions	11,062
Total Revenues	16,062
Expenses	
Technology Costs	448,893
Connection Fees	14,634
Advertising	9,000
Professional Fees	23,923
Travel	1,950
Regulatory Fees	5,963
Rent	13,200
Other	787
Total Expenses	518,350
Net Loss	$ (502,288)

The accompanying notes are an integral part of these financial statements